Exhibit 12

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	Six Months Ended June 30,		Year Ended December 31,
(dollars in millions)	2017	2016	2016	2015	2014	2013	2012
Income (Loss) from Continuing Operations Before Income Taxes	$388	$408	$842	$283	$238	$(71)	$(374)
Interest on Debt, Net of Capitalized Interest	266	275	546	642	654	649	733
Amortization of Capitalized Interest	—	—	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	58	58	115	119	104	101	101
Earnings Available for Fixed Charges	$712	$741	$1,503	$1,044	$996	$679	$460
Interest on Debt	266	275	546	642	654	649	733
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	58	58	115	119	104	101	101
Total Fixed Charges	$324	$333	$661	$761	$758	$750	$834
Ratio of Earnings to Fixed Charges	2.2	2.2	2.3	1.4	1.3	—	—
Deficiency	$—	$—	$—	$—	$—	$(71)	$(374)